Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

January 25, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N (File No. 811-08517)
CIK No. 0001048606
Lincoln InvestmentSolutionsSM Variable Annuity (File No. 333-172328)
SEC Accession No. 0000726865-11-000981
Request for Withdrawal of Post-Effective Amendment No. 2 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Variable Annuity Account N (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on December 23, 2011 (the “Amendment”).

The Amendment has not yet become effective, but was to become effective on February 21, 2011. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

The information that was filed in the Amendment will be re-filed under a different registration statement.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1222.

Sincerely,

Scott C. Durocher
Counsel

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.